August 11, 2016

VIA EDGAR

Attn:  Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”)
File Nos. 333-172947 and 811-22534

Dear Ms. Larkin:

The purpose of this letter is to respond to oral comments received by the Fund from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on July 28, 2016, regarding the Versus Capital Multi-Manger Real Estate Income Fund, LLC’s (the “Fund”) preliminary proxy statements filed on Form PRE 14A (the “Document”) on July 22, 2016.  The Document was filed to seek shareholder approval to add four investment advisers, Heitman Real Estate Securities, LLC (“HRES LLC”), Heitman International Real Estate Securities GmbH (“HRES GmbH”), and Heitman International Real Estate Securities HK Limited (“HRES-HK”) and Principal Real Estate Investors LLC (“PrinREI”), collectively the “Investment Advisers”.

For your convenience, the Staff’s comments have been reproduced in bold typefaces and are immediately followed by the Fund’s responses.

1.      Staff Comment:   Throughout the Document, change references to HRES LLC, HRES GmbH, and Heitman-HK to three separate proposals.

Response: The Fund will refer to each Heitman entity separately throughout the 14A materials.

2.      Staff Comment:  On Page 7, refer to the definition of Investment Manager or define at its first use.

Response: The 14A materials have been adjusted to refer to the definition of Investment Manager.

3.      Staff Comment:   Throughout the Document, add page numbers for ease of reference.

Response: The 14A materials have been adjusted to add page numbers.

4.      Staff Comment:  Without Exemptive Relief, disclose fees pursuant to 22(c)(1)(ii) – Briefly describe the terms of the contract, including the rate of compensation of the investment adviser.

Response:  All information pursuant to 22(c) has been added to the Document.

5.      Staff Comment:  Pursuant to 22(c)(1)(iii) State the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund

Response:  There have been no fees or any other material payments by the Fund to any of the Investment Advisers, or any affiliated person of the Investment Advisers, during the last fiscal year of the Fund.

6.      Staff Comment:  Pursuant to 22(c), furnish information with respect to a prospective investment adviser to the extent applicable (including the name and address of the prospective investment adviser).

Response: All information pursuant to 22(c) has been added to the Document.

7.      Staff Comment:  Pursuant to 22(c)(2), state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response: All information pursuant to 22(c)(2) for each Investment Adviser has been added to the Document.

8.      Staff Comment:  Pursuant to 22(c)(3), state the names and addresses of all parents of the investment adviser and show the basis of control of the investment adviser and each parent by its immediate parent.

Response: All information pursuant to 22(c)(3) has been added to the Document.

9.      Staff Comment:  Pursuant to 22(c)(5), name each officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser.

Response:  N/A - No officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser.

10.   Staff Comment:  Pursuant to 22(c)(6), describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any Parent or Subsidiary of the investment adviser (other than another Fund), or any Subsidiary of the Parent of such entities was or is to be a party.

Response: N/A – There is no material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which any of the Investment Advisers of the Fund, any Parent or Subsidiary of any Investment Adviser (other than another Fund), or any Subsidiary of the Parent of such entities was or is to be a party

11.   Staff Comment:  Pursuant to 22(c)(7), disclose any financial condition of the investment adviser that is reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the fund under the proposed investment advisory contract.

Response: N/A – There are no financial conditions of any of the Investment Advisers that are reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the Fund under any of the proposed investment advisory contracts.

12.   Staff Comment:   Pursuant to 22(c)(10), if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response:  N/A – None of the Investment Advisers act as such with respect to any other Fund having similar investment objectives.

13.   Staff Comment:  Page 10, remove fee comparison (without exemptive relief) in the following sentence – “The Board also considered the responses of each of PrinREI and Heitman-RES to a series of questions regarding each of their investment performance, quality of services, comparative fee and expense information and estimates of profitability from managing the Fund (the “15(c) Responses”).

Response:  The Document has been reworded as follows:

“The Board also considered the responses of each of PrinREI and Heitman-RES to a series of questions regarding each of their investment performance, quality of services, fees and expense information and estimates of profitability from managing the Fund (the “15(c) Responses”).”

14.   Staff Comment:  Please better define or rework the use of “strategy customization” in the following sentence “The Board considered the relative sophistication of and techniques employed by each of PrinREI and Heitman-RES in designing and executing their investment strategies for their other clients and the degree of strategy customization that would be available to the Fund from each of them.”.

Response: The Document was revised as follows “The Board considered the relative sophistication of and techniques employed by each of PrinREI and Heitman-RES in designing and executing their investment strategies for their other clients and the degree their strategy would be customizable for the Fund.”

15.   Staff Comment:  Pursuant to 22(c)(11)(i) - . . . . the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Fund;

Response: The Document was revised to reflect that no other costs and expenses would be realized by PrinREI or Heitman-RES.

16.   Staff Comment:  Pursuant to 22(c)(13), for the most recently completed fiscal year, state: (i) the aggregate amount of commissions paid to any Affiliated Broker; and (ii) the percentage of the Fund's aggregate brokerage commissions paid to any such Affiliated Broker

Response: - N/A = No commissions have been paid to an affiliated broker of any Investment Adviser.

17.   Staff Comment:  Pursuant to 22(c)(14), disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). State whether these services will continue to be provided after the investment advisory contract is approved.

Response: - N/A - No fees have been paid to any Investment Adviser.

18.   Staff Comment:  Page 11 – Operation of the Fund, pursuant to 22(a)(3)(i) – State the name and address of the Fund's investment adviser, principal underwriter, and Administrator

Response: - The Document has been revised to include the name and address of the Fund’s principal underwriter.

* * *

We hope that the revised Document has adequately addressed your concerns.  If you have any questions, please call me at (303) 694-6299 or Mr. William Fuhs, President of the Fund, at (303) 895-3773.

                                                Best Regards,

                                                                        /s/ John Gordon

                                                Chief Compliance Officer

Chief Financial Officer

cc:        William Fuhs, President

            Versus Capital Multi-Manager Real Estate Income Fund LLC